Mail Stop 4569
	July 15, 2005

By U.S. Mail and facsimile to (212) 310-8857

Mr. Phillip R. Bennett
President and Chief Executive Officer
Refco Inc.
One World Financial Center
200 Liberty Street, Tower A
New York, New York  10281

      Re:      Refco Inc.
      Amendment Number Two to Registration Statement on Form S-1
      Filed on July 1, 2005
                        File Number 333-123969

Dear Mr. Bennett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your response to prior comment numbers 1, 6 and 7. We look forward to your updating the disclosure when you have more responsive information, and we encourage you to update the disclosure as soon as possible. Please note that we may raise additional comments and may need time to review the changed disclosure.
2. In your response to prior comment number 9, you indicated that Refco may issue additional unregistered securities as part of the reincorporation. For issuances other than those described in the section beginning on page 108, please provide the staff with your analysis of the exemptions which you relied or will rely upon and your analysis as to why those issuances should not be integrated with the present offering.
3. Please revise to comply with the updating requirements of Rule
3-
12 (g) of Regulation S-X in your next amendment. Be sure to also include other amounts, such as the amounts of the revolver, term loan and subordinated notes in the diagram on page 109.

Risk Factors
Our substantial indebtedness..., Page 25
4. We note your response to prior comment number 3. Please revise to provide a more expansive discussion regarding your cash flows. In particular, please disclose your operational cash flows generated in the last fiscal year and any stub periods. Also, if you intend to issue additional debt as part of the recapitalization transactions, please reflect the additional debt service obligations in this risk factor.

Business, page 77
Legal Proceedings, page 89
5. We note your response to prior comment number 5. Please revise your disclosure, in light of recent press releases, to include information consistent with Item 103 of Regulation S-K.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin W. Vaughn at (202) 551-3494 or Angela
M.
Jackson at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy
A. Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other questions.


Sincerely,



Christian Windsor

Special Counsel
cc:        Alexander D. Lynch, Esq.
            Todd R. Chandler, Esq.
            Weil, Gotschal & Manges LLP
            767 Fifth Avenue
            New York, New York  10153